# SINCE 1998, ONMILWAUKEE HAS FOLLOWED ITS MISSION:

# Media that moves.

More than 20 years later, our *innovative online magazine and digital marketing company* uses its unique voice and **best-in-market engagement** (source: UnMetric) to transform not only local media, but also help and encourage national clients to better connect and build community

## We're honored to work with you.



# Notable Moments:



OnMilwaukee.com

OnMilwaukee Launches
Sept 1st

**1998**

**2000**

Annual April Fool's
Day Edition Begins

1st & only Investment Round
Secured 2001

**2001**

President
George W. Bush
Visits

**2005**

LIFT digital
Local. National. Solutions.

OnMilwaukee
Launches
National
Presence
creating LIFT
Digital

**2010**



**Wins 1st EPPY Award**
**Best Entertainment Website**
*(<1M unique visitors/month)*

**Programmatic Ad Buying**
**Platform brought In House**

**Traffic Exceeds**
**1M Unique Visitors;**

**Created OnMilwaukee**
**Content Solutions**

Since 2010, revenue grows 74%

2013

2012

2014

2015

2016

2017

**Best Entertainment/**
**Cultural News Site**

**Milwaukee Mayoral Bestows 15-Year Praise**

*"...commitment to providing a quality daily magazine and city guide to the Milwaukee community that has become integral to Milwaukee's news community making substantial contributions to increasing Milwaukee's profile regionally and nationally."*

# Connection

## We know digital.  ►  Because that's all we do.

### Digital

**480,000+**

Monthly
Users

*Source: Google Analytics*

**33.2%**

Of Our Engaged Facebook Users
Are Millennials

*Source: Sprout Social*

### Social



**90,300+**



**54,000+**



**26,200+**

*Recorded: January 2018*



**Growing user base that is loyal, diverse, engaged, educated and affluent.**



# Content Solutions

**OnMilwaukee**

"**Connections and creativity matter.**
We tell stories that *intrigue our readers and create value for our partners.*
Our storytellers *make connections* with our readers."

ANDY TARNOFF, CO-FOUNDER & PUBLISHER

- Custom, Native and Sponsored Content
- Events
- Article Sponsorships
- Themed Monthly Partnerships

# LIFTdigital Solutions

"**We've diversified our partnership opportunities.**
We're truly *'everywhere'* in the community with our social influencers; and have built deep, effective *relationships with readers and clients.*"

JEFF SHERMAN, PRESIDENT & CO-FOUNDER

📶 **Baseline Tactics**

📶 **Custom Tactics**       📶 **Video**

📶 **Premium Tactics**      📶 **Social**




HISTORIC
THIRD WARD

## Baseline Tactics

- Audience Targeting
- Contextual Retargeting
- Hyper-local mobile
- Run of Network

## Custom Tactics

- Keyword Contextual
- Mobile Location Retargeting
- SEM – *Search Engine Marketing*

LIFT digital
Local. National. **Solutions.**

**Scale & Reach. Anyone, Anywhere. Hyper-local, Local, National**

## Premium Tactics

- Whitelist Targeting
- Private Marketplaces
- Native Targeting
- Mobile Location Retargeting
- Email Retargeting

- Conversion Pixels
- Audience Capturing
- Streaming Audio



## Video

- 📶 **Advanced Targeting**
- 📶 **In-Stream**
- 📶 **Out-Stream**
- 📶 **Completion Retargeting**
- 📶 **YouTube**
- 📶 **TV Data Targeting**

## Social

- 📶 **Sponsored Posts**
- 📶 **Custom Campaigns**
- 📶 **Facebook Lives and Events**
- 📶 **Twitter**
- 📶 **Instagram stories**







# Leverage Big Data

🛜 **Access Holistic Data**
On and offline purchase behavior, browsing history, social media activity and app usage

🛜 **Build an Engagement Strategy**
Partner with us to build a plan that narrows in on the right data to reach an engaged audience

🛜 **Reach Your Customer**
B2B, Sports Fanatics, Young Professionals, New Moms, etc...












# Clients



















Milwaukee Bucks

MillerCoors

Landmark Credit Union
You're worth more here.

Waukesha Pewaukee Wisconsin

The Equitable Bank

Marquette University
Be The Difference.

WisconsinVision
See. More. Life.

Steinhafels

Harley-Davidson Motor Cycles

Kesslers Diamonds

# Commitment

**OnMilwaukee**

## Innovates

Every day we refine our publishing suite,
front-end usability experience, and implement/analyze new data points
that improve the digital experience for both readers and partners.

## Provides

Digital expertise through conversation, exploration, advice,
counsel and thought-leadership.

**LIFT**digital
Local. National. **Solutions.**

## Delivers

Holistic marketing solutions for a world that's digital.